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             JANA PARTNERS CALLS UPON HOUSTON EXPLORATION'S BOARD TO
            CONDUCT PROMPT SHARE REPURCHASE AND TO BEGIN EXPLORATION
                            OF STRATEGIC ALTERNATIVES

NEW YORK, NEW YORK - APRIL 17, 2006 - JANA Partners LLC ("JANA") today called upon the Board of Directors of The Houston Exploration Company ("Houston Exploration" or the "Company") (NYSE - THX) to put the proceeds of a recently announced asset sale to work for shareholders through the prompt repurchase of a substantial portion of the Company's outstanding shares. JANA is a $5 billion hedge fund with offices in New York and San Francisco and is the beneficial owner of approximately 9% of the outstanding shares of Houston Exploration.

Houston Exploration announced on April 10, 2006 that it had agreed to sell certain Gulf of Mexico offshore assets for $590 million. The Company has indicated that it may use much of the proceeds to pursue new acquisitions and repay debt. JANA Managing Partner Barry Rosenstein however stated in a letter sent today to the Company's Board of Directors that such actions would be far less beneficial to shareholders than a substantial share repurchase, and in fact would likely destroy value given the risks associated with such acquisitions and the Company's history of underperformance.

"As one of the Company's largest investors, we have a substantial interest in seeing its leadership commit to a clear, determined path to delivering maximum value for all shareholders," Mr. Rosenstein wrote. "We have therefore spent a significant amount of time analyzing the various options available to the Company and have made every effort to work constructively with management in discussing our analysis. As you know, we believe this analysis leaves no doubt that using the proceeds of the recent Gulf of Mexico asset sale and the strength of the Company's balance sheet to institute an immediate share repurchase is the option that creates the most value for shareholders."

Mr. Rosenstein also wrote that, given the Company's historical underperformance and industry dynamics, the Board should at the same time explore strategic alternatives, including a sale of the Company. He expressed confidence that such a process would attract many interested parties at a substantial premium to the current stock price.

Mr. Rosenstein expressed astonishment that management had not shown legitimate interest in exploring the benefits of a substantial share repurchase. "Particularly where management has failed to deliver for shareholders," Mr. Rosenstein wrote, "we would expect them to show some semblance of curiosity about how they might generate


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increased value.  Instead, the response to the detailed quantitative analysis we have shared with management has been the analytical equivalent of a shoulder shrug."

Mr. Rosenstein wrote that such a "lack of curiosity would be more defensible if the Company's leadership had a record of value creation upon which to rest." He noted however that, among other indicators of underperformance, Houston Exploration's stock had risen less than 1% since the start of 2005, while competitors St. Mary Land & Exploration Co., KCS Energy Inc., Forest Oil Corp. and Newfield Exploration Co. had seen their shares rise approximately 108%, 94%, 82% and 48%, respectively, during this period. Mr. Rosenstein also stated his belief that management failures such as high finding and development costs, poor hedging strategies and inefficiency in reserve replacement had led the market to ascribe a significant discount to the Company relative to its peers.

Mr. Rosenstein went on to state that the Company had offered no real evidence that new acquisitions would be anywhere near as accretive as repurchasing its currently undervalued stock, a move which he estimated would increase 2007 earnings per share by over 40%. Likewise, Mr. Rosenstein noted that additional debt repayment would be of no real value given the strength of the Company's balance sheet and the minimal benefit to shareholders of such repayments. "No credible justifications have been offered for this strategy of essentially continuing to drill away at a dry hole," Mr. Rosenstein wrote.

"Of course, we are not the only ones disturbed by the Company's stated intentions, as the market's reaction demonstrates," Mr. Rosenstein continued. "Your shares should have risen substantially following the announcement of the asset sale, given that the Company is now a pure-play onshore exploration company. Yet the stock as of last week has actually fallen 2% since the announcement of the sale."

"Given your unwillingness to undertake a legitimate analysis of the strategy we have outlined here or to offer assurances that the Company will not waste this opportunity to deliver for its shareholders, you have forced us to speak out publicly," Mr. Rosenstein wrote in closing. "Furthermore, should the Board continue down the same aimless path, we are quite confident that a majority of our fellow shareholders would support our efforts to bring about change, including at next year's Annual Meeting."

BACKGROUND

JANA Partners LLC, a Delaware limited liability company, holds the Company's common stock in various accounts under its management and control.

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